UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D (Amendment No. 1) *
Under the Securities Exchange Act of 1934
Delta Financial Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

24791815
(CUSIP Number)

David N. Roberts, Senior Managing Director Angelo, Gordon & Co., L.P. 245 Park Avenue New York, New York 10167 (212) 692-2025
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 8, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

(*) The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 7 Pages

CUSIP NO. 247918105				Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

ANGELO, GORDON & CO., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCES OF FUNDS*

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
		7	SOLE VOTING POWER

10,262,700
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		-0-
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		10,262,700
	WITH	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,262,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%
14	TYPE OF REPORTING PERSON

IA; PN
* See Instructions

CUSIP NO. 247918105				Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

JOHN M. ANGELO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCES OF FUNDS*

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		10,262,700
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

10,262,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,262,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%
14	TYPE OF REPORTING PERSON

IN; HC
* See Instructions

CUSIP NO. 247918105				Page 4 of 7 Pages

1	NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

MICHAEL L. GORDON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCES OF FUNDS*

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
		7	SOLE VOTING POWER

-0-
		8	SHARED VOTING POWER
NUMBER OF
	SHARES		10,262,700
	BENEFICIALLY OWNED	9	SOLE DISPOSITIVE POWER
BY EACH REPORTING
	PERSON		-0-
	WITH	10	SHARED DISPOSITIVE POWER

10,262,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,262,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.5%
14	TYPE OF REPORTING PERSON

IN; HC
* See Instructions

CUSIP NO. 247918105	Page 5 of 7 Pages

Introduction

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on August 23, 2007 (the “Schedule 13D”).  As reported in the Schedule 13D, Delta Financial Corporation (the “Company”) issued to an affiliate of Angelo, Gordon & Co., L.P. certain warrants (the “Warrants”) to purchase an aggregate of 10.0 million shares of the Company’s common stock.  Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.  Capitalized terms used and not otherwise defined have the meanings given to them in the Schedule 13D.

Item 4.  Purpose of the Transaction.

Item 4 of the Schedule 13D is amended and updated by adding the following:

The Reporting Persons are filing this Amendment No. 1 to Schedule 13D to report a change in their intentions.  The Reporting Persons have engaged and intend to continue to engage in communications with one or more officers and/or members of the board of directors of the Company and/or other persons, and may in the future also engage in communications with one or more shareholders of the Company, regarding the Company, including but not limited to its operations, its business strategies, its capital structure and potential changes thereto, its need to raise additional debt or equity capital and/or the exploration of strategic alternatives and other potential strategies and/or transactions to enhance shareholder value.  In particular, the Reporting Persons intend to have discussions from time to time with the Company, its officers, members of the board of directors and other persons regarding the possible acquisition of a majority of the common stock of the Company, alone or together with a secured or unsecured debt investment in the Company, by AG Special Situation Corp. (an affiliate of Angelo, Gordon & Co., L.P.) and its affiliates.  The consideration paid for such common stock would be less than the closing price thereof on November 7, 2007, and such stock may be received for no consideration other than the provision of any such debt investment.  In addition, the exercise price of the Warrants may be lowered below their current exercise price of $5.00 per share.  The Reporting Persons may approach one or more senior executive officers of the Company or the Company with respect to such officers’ or the Company’s participation in any such possible transaction.  During the course of any such communications, the Reporting Persons may propose, respond to and/or advocate one or more courses of action or transactions, which potential transactions may include the Reporting Persons or their affiliates as participants.  However, there is no certainty that either the Reporting Persons or the Company will accept or make any such proposal or engage in any such course of action or transaction.

The Reporting Persons may make, or cause to be made, further acquisitions of common stock (or securities convertible into common stock) of the Company from time to time and may dispose of, or cause to be disposed of, any or all of such common stock held by the Reporting Persons at any time. The Reporting Persons intend to evaluate on an ongoing basis the investment in the Company and their options with respect to such investment.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Except as disclosed in a prior Schedule 13D or as otherwise described above, to the best knowledge of the Reporting Persons there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

CUSIP NO. 247918105	Page 6 of 7 Pages

The following documents are being filed as exhibits to this statement and are incorporated herein by reference:

Exhibit A – Joint Filing Agreement, dated as of June 13, 2007, by and among Angelo, Gordon & Co., L.P., John M. Angelo and Michael L. Gordon (incorporated by reference to Exhibit A to Schedule 13D initially filed on August 23, 2007 by the Reporting Persons).

CUSIP NO. 247918105	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 8, 2007

ANGELO, GORDON & CO., L.P.

By: /s/ Michael L. Gordon
Name: Michael L. Gordon
Title: Chief Operating Officer

JOHN M. ANGELO

/s/ John M. Angelo

MICHAEL L. GORDON

/s/ Michael L. Gordon___________________________________